UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________________________

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019
COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.
(Exact name of issuer as specified in its charter)

Maryland	38-4006444
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
________________________________________________________________________________

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_________________________________________________________________________________

Item 1.    Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Cottonwood Multifamily Opportunity Fund, Inc. is a Maryland corporation formed to invest directly or indirectly in multifamily construction and development projects located throughout the United States; and/or make mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects. The use of the terms the “Company”, “we”, “us”, or “our” in this report refer to Cottonwood Multifamily Opportunity Fund, Inc. and its subsidiaries, unless the context indicates otherwise.

We offered up to $50.0 million in shares of our common stock at a purchase price of $10.00 per share through an offering that was qualified as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act (the “Offering”). We raised approximately $49.0 million through June 2019 and completed the Offering in August 2019 after raising the full offering amount.

We intend to do all of our investing through joint ventures with Cottonwood Residential O.P., LP ("CROP"), which we refer to as the Cottonwood Joint Ventures, which may in turn enter into joint ventures with third party developers or a developer affiliated with our sponsor (an “Affiliated Developer”), which we refer to as the Development Joint Ventures.

We may, in our board of directors’ sole discretion, elect to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended (the “Code”), beginning with the taxable year ended December 31, 2019 or a subsequent taxable year, but we are not required to do so.

Our Investment

As of June 30, 2019, we had invested in the following development project through a Cottonwood Joint Venture:

Property Name	Property Location	Units to be Built	Net Rentable Square Feet	Estimated Completion	Investment to Date	Joint Venture Interest	Dated Contracted
Park Avenue	Salt Lake City, UT	235	167,130	August 2021	$8,882,297	76.4%	8/10/2018

This joint venture is referred to as the Park Avenue Joint Venture. We are required to commit up to a total of $15.8 million in capital for the project. Unfunded amounts will be drawn as needed to complete the project.

Results of Operations

As of June 30, 2019, we had net losses of $6,628 from asset management fees and other general and administrative expenses which were largely offset by interest income earned on cash received from our Offering. We expect asset management fees and other general and administrative expenses to increase in future periods as a result of anticipated future investments. As noted above, as of June 30, 2019, approximately $8.9 million had been invested towards the development of the Park Avenue Joint Venture.

Our results of operations as of June 30, 2019 are not indicative of those expected in future periods as we commenced investment operations in August 2018 in connection with our first investment and expect to continue to invest proceeds from the Offering in future investments.

2

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

We believe our accounting policies on consolidation and investments in joint ventures are critical.  Refer to Note 2 of our consolidated financial statements for a more thorough discussion of our significant accounting policies and procedures.

Liquidity and Capital Resources

We obtain the capital required to invest in multifamily construction and development projects and multifamily development-related assets and conduct our operations from the proceeds of the Offering, from capital provided by our joint venture partners, from secured or unsecured financings from banks and other lenders, and from any undistributed funds from our operations.

As of June 30, 2019, the Park Avenue Joint Venture had obtained a $37.0 million non-revolving, senior secured construction loan facility for the construction of Park Avenue. This liability is not reported directly on our financial statements as we report our investment in the Park Avenue Joint Venture under the equity method of accounting. We may leverage individual assets up to 50% to 70% of the cost of such assets. We may leverage a particular asset in an amount that is greater or lesser than the foregoing, in the board of directors’ sole discretion. However, we expect the debt financing for our entire portfolio to be no more than 70% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves). Our charter does not limit us from incurring debt.

We may make an election to be taxed as a REIT under the Code. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and make distributions on a monthly basis. We have not established a minimum distribution level. If we do not elect to be taxed as a REIT, we will not be required to make a minimal level of distributions.

We expect that our board of directors may declare distributions once we begin to generate cash from operations or in anticipation of generating cash from operations from completed multifamily construction and development projects.  We do not intend to pay distributions during the early stages of our existence if we initially acquire multifamily construction and development projects with the proceeds from our Offering. If the majority of our initial assets are construction and development projects and we do pay distributions during the early stage of our existence or from time to time during our operational stage, we expect to declare such distributions in anticipation of cash flow from operations of completed projects or sales of our properties and we will pay these distributions in advance of our actual receipt of these funds. In these instances, we may look to third party borrowings to fund our distributions.

3

Trends and Key Information Affecting our Performance

Overview
We believe that current market dynamics and underlying fundamentals suggest the positive trends in United States multifamily housing will continue. Steady job growth, low unemployment, increased rentership rates, increasing household formation and aligned demographics provide the backdrop for strong renter demand. We believe that other factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market support the value proposition for owning multifamily apartment communities. Below is a recent update in the market where our development is located:
Salt Lake City, UT
The population in Salt Lake County in 2017 was 1.1 million and is expected to be 1.18 million in 2020 and 1.34 million in 2030. The projected population in the Salt Lake metropolitan area is expected to be 2.2 million in 2020 and 2.56 million in 2030.
The median household income in Salt Lake County in 2017 was $67,000, which represents a 2.36% growth per year since the 2010 median household income of $56,900. Approximately 33.6% of the population over age 25 in Salt Lake County holds a Bachelor’s degree or graduate degree. Unemployment continues to hover around 3.2% with the top employment industries including retail trade, educational services, healthcare and social assistance.
In addition to the economic indicators, the transportation infrastructure (including high speed commuter rail, light rail and the rebuild of the Salt Lake International Airport which is a $3.6 billion investment), has also been an important identifier of future growth. Last year, approximately 5,100 new apartment units were delivered in Salt Lake County with an additional 9,600 units currently under construction, of which nearly 5,550 are expected to be delivered this year. Despite the increased volume of new construction, rents have increased year over year by an average of 5.4%. Average vacancy across Salt Lake County was 4.4% in Q1 2019.

Subsequent Events

On August 6, 2019, we entered into a Cottonwood Joint Venture with other affiliates to develop the following project:

Property Name	Property Location	Units to be Built	Net Rentable Square Feet	Estimated Completion	Investment to Date	Joint Venture Interest	Dated Contracted
Cottonwood on Broadway	Salt Lake City, UT	254	207,642	October 2021	$6,023,722	80.3%	8/6/2019

This joint venture is referred to as the Broadway Joint Venture. We are required to commit up to a total of $23.2 million in capital for the project. Unfunded amounts will be drawn as needed to complete the project.

Refer to our Form 1-U disclosing the purchase and joint venture arrangement for this development. Refer to the heading Joint Ventures with Cottonwood Residential in our offering circular dated November 27, 2017 for a discussion of the terms and conditions of the joint venture. For purposes of distributions from the joint venture, we consider the joint venture partner to be an affiliated developer.

Item 2. Other Information

None.

4

Item 3.    Consolidated Financial Statements

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Balance Sheets

	June 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
Assets
Investment in joint venture	$8,882,297	$6,448,423
Cash and cash equivalents	39,526,804	16,224,344
Related party receivables	1,339,051	—
Other assets	483,467	71,536
Total assets	$50,231,619	$22,744,303
Liabilities, equity and noncontrolling interest
Liabilities:
Accounts payable and accrued liabilities	20,000	—
Related party payables	35,624	25,474
Total liabilities	55,624	25,474
Commitments and contingencies (Note 8)
Equity:
Preferred stock, $0.01 par value; 100,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 4,898,264 and 2,285,790 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively	48,983	22,858
Additional paid in capital	48,933,655	22,835,037
Accumulated deficit	(145,524)	(139,066)
Total equity	48,837,114	22,718,829
Noncontrolling interest:
Related party	1,338,881	—
Total noncontrolling interest	1,338,881	—
Total equity and noncontrolling interest	50,175,995	22,718,829
Total liabilities, equity and noncontrolling interest	$50,231,619	$22,744,303

See accompanying notes to the consolidated financial statements.

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Statement of Operations

	Six Months Ended June 30,
	2019	2018
	(Unaudited)	(Unaudited)
Revenues
Interest income	$238,734	$—
Expenses
Asset management fee to related party	(192,464)	—
General and administrative expenses	(52,898)	(21,799)
Net loss	(6,628)	(21,799)
Net loss attributable to noncontrolling interest
Related party	170	—
Net loss attributable to common stockholders	$(6,458)	$(21,799)

See accompanying notes to the consolidated financial statements.

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Statements of Equity

	Cottonwood Multifamily Opportunity Fund, Inc. Equity					Noncontrolling Interest
	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Common Equity	Related Party	Total Equity and Noncontrolling Interest
Balance at December 31, 2018 (Audited)	2,285,790	$22,858	$22,835,037	$(139,066)	$22,718,829	$—	$22,718,829
Issuance of common stock	2,612,474	26,125	26,098,618	—	26,124,743	—	26,124,743
Investment from noncontrolling interest	—	—	—	—	—	1,339,051	1,339,051
Net loss	—	—	—	(6,458)	(6,458)	(170)	(6,628)
Balance at June 30, 2019 (Unaudited)	4,898,264	$48,983	$48,933,655	$(145,524)	$48,837,114	$1,338,881	$50,175,995

	Cottonwood Multifamily Opportunity Fund, Inc. Equity					Noncontrolling Interest
	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Common Equity	Related Party	Total Equity and Noncontrolling Interest
Balance at December 31, 2017 (Audited)	1,000	$10	$9,990	$(1,045)	$8,955	$—	$8,955
Issuance of common stock	363,578	3,636	3,632,144	—	3,635,780	—	3,635,780
Net loss	—	—	—	(21,799)	(21,799)	—	(21,799)
Balance at June 30, 2018 (Unaudited)	364,578	$3,646	$3,642,134	$(22,844)	$3,622,936	$—	$3,622,936

See accompanying notes to the consolidated financial statements.

Cottonwood Multifamily Opportunity Fund, Inc

Consolidated Statements of Cash Flows

	Six Months Ended June 30,
	2019	2018
	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(6,628)	$(21,799)
Changes in operating assets and liabilities:
Other assets	63,569	—
Accounts payable and accrued liabilities	20,000	(1,042)
Related party payables	10,150	724
Net cash provided by (used in) operating activities	87,091	(22,117)

Investing activities
Investment in joint venture	(2,433,874)	—
Net cash used in investing activities	(2,433,874)	—

Financing activities
Issuance of common stock	25,649,243	3,635,780
Net cash provided by financing activities	25,649,243	3,635,780

Net increase in cash and cash equivalents	23,302,460	3,613,663
Cash and cash equivalents at beginning of period	16,224,344	9,997
Cash and cash equivalents at end of period	$39,526,804	$3,623,660

See accompanying notes to the consolidated financial statements.

Cottonwood Multifamily Opportunity Fund, Inc.
Notes to Consolidated Financial Statements

June 30, 2019
Note 1 - Organization and Business

Cottonwood Multifamily Opportunity Fund, Inc. (the “Company") is a Maryland corporation formed on May 31, 2016 to (i) invest in multifamily construction, development projects and multifamily development-related assets located throughout the United Stated through joint ventures with Cottonwood Residential O.P., LP (“CROP”), established developers and operators and/or (ii) make mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects. Substantially all our business is conducted through Cottonwood Multifamily Opportunity Fund O.P., LP (the “Operating Partnership”), a Delaware limited partnership. The Company is a limited partner and the sole member of the general partner of the Operating Partnership. As used herein, the term “Company”, “we”, “our” or “us” includes the Company, the Operating Partnership and its subsidiaries, unless the context indicates otherwise.

A subsidiary of CROP, Cottonwood Capital Property Management II, LLC (our "sponsor”), sponsored our formation and the offering of up to $50 million in shares of common stock by us at a purchase price of $10.00 per share through a Tier 2 Regulation A plus offering (the "Offering"). The SEC qualified the Offering on November 27, 2017. We completed our Offering in August 2019, raising the full $50 million. Cottonwood Residential II, Inc. is the sole general partner of CROP, its operating partnership, and makes all decisions on its behalf. Our sponsor has experience in operating multifamily construction and development projects and is also referred to as our property manager and asset manager.

We intend to do all of our investing through joint ventures with Cottonwood Residential O.P., LP ("CROP"), which we refer to as the Cottonwood Joint Ventures, which may in turn enter into joint ventures with third party developers or a developer affiliated with our sponsor (an “Affiliated Developer”), which we refer to as the Development Joint Ventures. Subject to compliance with the Investment Company Act of 1940, Development Joint Ventures oversee the day to day development and management of projects. Cottonwood Joint Ventures have the right to approve major decisions affecting Development Joint Ventures.

As of June 30, 2019, we had an investment in one Cottonwood Joint Venture, which we refer to as the Park Avenue Joint Venture. Refer to Note 3 for information regarding this investment.

Note 2 - Summary of Significant Accounting Policies
Basis of Presentation

The accompanying consolidated financial statements and related notes are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Where applicable, the presentation of these financial statements follows the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the SEC for interim financial reporting. Accordingly, certain information and note disclosures normally included in the financial statements prepared under GAAP have been condensed or omitted.

In our opinion, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2018 consolidated financial statements and certain related disclosures in this report are derived from the December 31, 2018 audited financial statements on Form 1-K and should be read in conjunction with the consolidated financial statements and notes found therein.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Park Avenue Joint Venture is a variable interest entity (“VIE”). Generally, VIEs are legal entities in which the equity investors do not have the characteristics of a controlling financial interest or the equity investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. All VIEs for which we are the primary beneficiary are consolidated. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, the amount and characteristics of our investments, the obligation or likelihood for us or other investors to provide financial support, and the management relationship of the property.

The Company and the Operating Partnership are consolidated. Control of the Park Avenue Joint Venture is shared equally between a Development Joint Venture and us. We are not considered the primary beneficiary of the Cottonwood Joint Venture as CROP controls the development of the project. As a result, our investment in the joint venture is recorded under the equity method of accounting on the consolidated financial statements.

Noncontrolling interest

The portion of ownership interest in consolidated entities not attributable to us are reported as noncontrolling interest. Equity and net income (loss) directly attributable to us and to noncontrolling interest are clearly identified and presented separately on the consolidated financial statements. Changes in noncontrolling ownership interest are accounted for as equity transactions.

Use of Estimates

We make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements as well as the amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Organization and Offering Costs

Organization costs include all expenses incurred in connection our formation, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with the offering, including managing broker-dealer fees and selling commissions. All organization and offering costs are paid by our sponsor. We will not incur any liability for or reimburse our sponsor for any of these organizational and offering costs. As of June 30, 2019, offering costs incurred by the sponsor in connection with our Offering were approximately $5,885,000. Organizational costs incurred by the sponsor were not significant.

Investment in Joint Venture

Under the equity method of accounting, our investments in joint ventures are stated at cost, adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings or losses is generally recognized based on our ownership interest in the earnings or losses of the joint ventures. For the purposes of presentation in the consolidated statements of cash flows, we follow the “look through” approach for classification of distributions from unconsolidated real estate assets. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the entity’s sale of assets), in which case it is reported as an investing activity.

We assess potential impairment of investments in joint ventures whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is not considered temporary, the impairment is measured as the excess of the carrying amount of the investment over the fair value of the investment. We have not recognized impairment on any of our joint venture investments.

Cash and cash equivalents

We maintain our cash in demand deposit accounts at major commercial banks. Balances in individual accounts at times exceeds FDIC insured amounts. We have not experienced any losses in such accounts.

Income Taxes

We may elect to qualify as a real estate investment trust beginning with the taxable year ending December 31, 2019 or a subsequent taxable year, but we aren’t required to make such an election. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income to stockholders. As a REIT, we would generally not be subject to federal corporate income tax on that portion of our taxable income that is currently distributed to stockholders.

If we fail to qualify as a REIT in any taxable year or determine not to be elect to be taxed as a REIT, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and, if we had elected to be taxed as a REIT but subsequently fail to qualify as a REIT, we generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially and adversely affect our net income and net cash available for distribution to stockholders.

As of June 30, 2019, we had incurred cumulative net losses of approximately $145,000. We had a deferred tax asset of approximately $36,000 associated with these cumulative net losses. This deferred tax asset was fully reserved for as we do not expect to realize the tax benefit due to the expectation that we will qualify for REIT status for the tax year ended December 31, 2019.

Note 3 - Investment in Joint Venture
As of June 30, 2019, we had invested in the following development project through the Park Avenue Joint Venture:

Property Name	Property Location	Units to be Built	Net Rentable Square Feet	Estimated Completion	Investment to Date	Joint Venture Interest	Dated Contracted
Park Avenue	Salt Lake City, UT	235	167,130	August 2021	$8,882,297	90.0%	8/10/2018

We are required to commit up to a total of $15.7 million in capital for the project. Unfunded amounts will be drawn as needed to complete the project.

Our joint venture partner is a Development Joint Venture between CROP and CREDE (formerly Sentinel Real Estate Services), an unaffiliated third-party developer, in which CREDE owns a 10% membership interest and CROP owns the remaining 90%.

As of June 30, 2019, we had invested $8,882,297 in the Park Avenue Joint Venture through a holding entity. Refer to Note 5 for information regarding changes in the ownership of this holding entity effective June 30, 2019.

The Park Avenue Joint Venture did not have any operating activity or distributions for the six months ended June 30, 2019 and the year ended December 31, 2018.

Note 4 - Equity

Our charter authorizes the issuance of up to 1,000,000,000 shares of common stock at $0.01 par value per share and 100,000,000 shares of preferred stock at $0.01 par value per share.

Preferred Stock

The board of directors is authorized, without approval of common shareholders, to provide for the issuance of preferred stock, in one or more classes or series, with such rights, preferences and privileges as the board of directors approves. No preferred stock was issued and outstanding as of June 30, 2019 and December 31, 2018.

Voting Common Stock

Holders of our common stock are entitled to receive dividends when authorized by the board of directors, subject to any preferential rights of outstanding preferred stock. Holders of common stock are also entitled to one vote per share on all matters submitted to a shareholder vote, including election of directors to the board, subject to certain restrictions. We had 4,898,264 and 2,285,790 shares of common stock issued and outstanding as of June 30, 2019 and December 31, 2018, respectively. Our sponsor owns 1,000 of the outstanding shares.

Distributions

Distributions are determined by the board of directors based on the Company’s financial condition and other relevant factors. We expect to have little, if any, cash flows from operations until we have completed our developments and begun lease-up. Should cash flows from operations not cover distributions during the early stages of real estate investment or during the operational stages we may look to third party borrowings to fund distributions. We may also use funds from the sale of assets or from the maturity, payoff or settlement of debt investments for distributions not covered by operating cash.

Note 5 - Noncontrolling Interest

Up through June 30, 2019, we were the sole member of the holding entity that acquired a 90% interest in the Park Avenue Joint Venture. Effective June 30, 2019, members of our sponsor's management team were admitted as 15.1% members of holding entity, creating noncontrolling interest in this consolidated entity and reducing our investment in the Park Avenue project to 76.4% (84.9% of the 90% interest in the Park Avenue Joint Venture). Noncontrolling interest related to members of our sponsor's management team is presented as noncontrolling interest - related party in the consolidated financial statements.

Note 6 - Joint Venture Distributions

Cottonwood Joint Ventures

Where there is an affiliated developer, cash from each Cottonwood Joint Venture is expected to be distributed first to us and CROP to provide a preferred return of 8% on invested capital in the respective joint venture. Cash is then expected to be distributed 100% to us and CROP until capital accounts are reduced to zero. Then 25% of the excess profits will be distributed to the Affiliated Developer until we and CROP receive a 12% return on investment (in proportion to the respective interests in the joint venture), then 35% of the excess profits to the Affiliated Developer until we and CROP receive a 16% return on investment (in proportion to their respective interests in the joint venture), and then 50% of the excess profits to the Affiliated Developer.

Development Joint Ventures

In exchange for managing the construction or development project, the developer receives a developer fee and promote. The development agreement outlining the developer fees and promote for the Park Avenue Joint Venture was included as an exhibit to our Form 1-U filed with the SEC on August 16, 2018.

Subject to certain restrictions, we and the Development Joint Venture have the option to buy out each other's membership interest in the Park Avenue Joint Venture at fair value after the later of (i) three months after stabilization or (ii) 24 months after receipt of all final certificates of occupancy for the project.

Note 7 - Related Party Transactions

Our sponsor or its affiliates receive compensation for services related to the offering and for the acquisition, management and disposition of our assets, subject to review and approval of the board of directors. The related party payables of $35,624 and $25,474 at June 30, 2019 and December 31, 2018, respectively, include asset management fees owed to our sponsor and entity maintenance fees paid by CROP that will be reimbursed by us. The related party receivable of $1,339,051 at June 30, 2019 ($0 at December 31, 2018) relates to the amount owed by members of our sponsor's management team for their admission to our holding entity (Refer to Note 5).

The following are fees or other items that may be charged by our sponsor or its affiliates. No fees were incurred by us in the six months ended June 30, 2019 and 2018 except those noted below.

Property Management Fee

After stabilization of a project, our sponsor may provide property management services and receive a fee up to 3.5% of the annual gross revenues of each property managed for these services.

Lease-up Fee

During the development of a project, our sponsor may receive for its services in leasing-up a property a lease-up fee in an amount equal to 3.5% of projected stabilized revenues until such time as the project reaches stabilization, commencing two months before the opening of a temporary leasing office on the site.

Development Fee

Our sponsor, or an affiliate, may receive a fee for services provided in developing a property in an amount not to exceed 5% of the project budget of the multifamily construction and development project. The development fee incurred to date has been capitalized as an investment in joint venture. The development fee incurred for the six months ended June 30, 2019 and 2018 for the development of Park Avenue was $21,255 and $0, respectively.

General Contractor Fee

Our sponsor, or an affiliate, may receive a fee for general contracting services provided in an amount not to exceed 5% of the project budget of the multifamily construction and development project.

Construction Management Fee

Following the stabilization of a project, our sponsor may receive for its services in supervising any renovation or construction project in excess of $5,000 a construction management fee equal to 5% of the cost of the amount that is expended. Our sponsor may not receive a construction management fee if an affiliate of our sponsor has been hired as the general contractor with respect to any renovation or construction project. No construction management fee will be paid in connection with the development of a project.

Asset Management Fee

Our sponsor will receive an annual asset management fee of 0.75% of project costs during development and 0.75% of gross assets thereafter, defined initially as the gross book value of our assets and subsequently as the gross asset value once net asset value is established. This fee will be paid by us and not the Cottonwood Joint Ventures. The asset management fee incurred for the six months ended June 30, 2019 and 2018 was $192,464 and $0, respectively.

Distributions and Promotional Interests from Cottonwood Joint Ventures

CROP will be a member of the Cottonwood Joint Ventures and will receive distributions and allocations of profits in an amount that exceeds its proportional share of capital contributions to the Cottonwood Joint Ventures. As outlined above, CROP may receive a promotional interest of the profits of each Cottonwood Joint Venture in exchange for identifying investment opportunities for us.

Distributions and Promotional Interests from Development Joint Ventures

If an Affiliated Developer serves as co-general partner or general partner of a development joint venture, it is expected to be able to receive all or a portion of a promoted interest.

Property Management Corporate Service Fee

Our sponsor will allocate a flat fee each month to each of the Cottonwood Joint Ventures which is intended to fairly allocate the overhead costs incurred by our sponsor and its affiliated entities with respect to the management of all assets. This fee may vary each month and be dependent on the number of assets managed and the actual overhead expenses incurred. Our sponsor will have the right to retain any excess between actual costs and the amount of the fee charged.

Loan Coordination Fee

Our sponsor may receive for its services in making or acquiring and disposing a development-related mezzanine loan or arranging for and disposing a preferred equity investment a loan coordination fee in an amount equal to (i) upon origination of the investment, 1.0% of the principal amount of the mezzanine loan or face value of the preferred equity, and (ii) upon disposition of the investment, 1.0% of the principal amount of the mezzanine loan or face value of the preferred equity.

Fees from Other Services

We may retain third parties, including certain affiliates of our sponsor, for necessary services relating to investments or operations, including construction services, resident indemnification, utility management, internet and television services, and vendor verification and other similar operational matters. Any fees paid to affiliates of our sponsor for any such services will not reduce the management fee. Any such arrangements will be at market terms and rates.

Note 8 - Commitments and Contingencies

Economic Dependency

Under various agreements, we have engaged or will engage our sponsor to provide certain services that are essential to us, including asset management services and other administrative responsibilities that include accounting services and investor relations. As a result of these relationships, we are dependent upon our sponsor. In the event that our sponsor is unable to provide us with the respective services, we would be required to find alternative providers of these services.

Liquidity Strategy

Our board of directors will try to determine which liquidity strategy would result in the greatest value for shareholders. A liquidity event will occur no later than June 30, 2025, which may be extended for two one-year periods in the sole discretion of the board of directors and an additional two one-year periods by a majority vote of the shareholders. If no extension is approved, an orderly sale of our assets will begin within a one-year period from the decision not to extend. If all extensions are approved, the final termination date would be December 31, 2029. The precise timing of sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to shareholders.

In the event that a listing occurs on or before the termination date, we will continue perpetually unless dissolved pursuant to a vote of the shareholders or any applicable provision of the Maryland General Corporation Law. A listing shall mean the commencement of trading of the Company’s common stock on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of the board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by the shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders.

Right of First Refusal

If we or CROP desire to transfer all or a portion of membership interests in a joint venture, the non-transferring member shall have the option to purchase the transferring member’s membership interest on the same terms the transferring member intends to sell its interest to a third-party.

Note 9 - Subsequent Events

Subsequent to June 30, 2019, we sold approximately $1.0 million of shares of common stock to raise the full amount of our Offering.

On August 6, 2019, we acquired an interest in a joint venture to develop Cottonwood on Broadway. Pursuant to the joint venture agreement, we contributed approximately $6.0 million for our 80.3% commitment. Refer to our Form 1-U disclosing the purchase and joint venture arrangement for this development. Refer to the heading Joint Ventures with Cottonwood Residential in our offering circular dated November 27, 2017 for a discussion of the terms and conditions of the joint venture. For purposes of distributions from the joint venture, we consider the joint venture partner to be an affiliated developer.

We evaluate subsequent events up until the date the consolidated financial statements are issued. We determined that no other events have occurred subsequent to June 30, 2019 that would require disclosure or recognition in the consolidated financial statements.

Item 4.      Exhibits

Exhibit Number	Description
1.1	MANAGING BROKER-DEALER AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 1.1 ON FORM 1-A/A (FILE NO. 024-10730) FILED NOVEMBER 16, 2017.
1.2	FORM OF SOLICITING DEALER AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 1.2 ON FORM 1-A/A (FILE NO. 024-10730) FILED NOVEMBER 16, 2017.
2.1	SECOND ARTICLES OF AMENDMENT AND RESTATEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 2.1 ON FORM 1-U (FILE NO. 24R-00118) FILED DECEMBER 28, 2017.
2.2	BYLAWS, INCOPORATED BY REFERENCE TO EXHIBIT 2.2 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
4.1	FORM OF SUBSCRIPTION AGREEMENT AND ISRAELI INVESTOR QUESTIONNAIRE, INCOPORATED BY REFERENCE TO EXHIBIT 4.1 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
6.1	LIMITED PARTNERSHIP AGREEMENT OF OPERATING PARTNERSHIP, INCOPORATED BY REFERENCE TO EXHIBIT 6.1 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
6.2	LIMITED LIABILITY COMPANY AGREEMENT OF GENERAL PARTNER OF OPERATING PARTNERSHIP, INCOPORATED BY REFERENCE TO EXHIBIT 6.2 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
6.3	ASSET MANAGEMENT AGREEMENT, INCOPORATED BY REFERENCE TO EXHIBIT 6.3 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
6.4	FORM OF PROPERTY MANAGEMENT AGREEMENT, INCOPORATED BY REFERENCE TO EXHIBIT 6.4 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
6.5	THREE-PARTY AGREEMENT, INCOPORATED BY REFERENCE TO EXHIBIT 6.5 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
6.6	COTTONWOOD SUGAR HOUSE, LLC AGREEMENT AND AMENDMENTS, INCORPORATED BY REFERENCE TO EXHIBIT 6.1 ON FORM 1-U (FILE NO. 24R-00118) FILED AUGUST 16, 2018.
6.7	PURCHASE AND SALE AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.2 ON FORM 1-U (FILE NO. 24R-00118) FILED AUGUST 16, 2018.
6.8	DEVELOPMENT SERVICES AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.3 ON FORM 1-U (FILE NO. 24R-00118) FILED AUGUST 16, 2018.
6.9	LOAN AGREEMENT EXECUTED BY AND BETWEEN CW SUGAR HOUSE, LLC, AND REGIONS BANK*
6.10	PROMISSORY NOTE BETWEEN CW SUGAR HOUSE, LLC AND REGIONS BANK*
6.11	AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF CW BROADWAY JV, LLC*
15.1	PRIOR PERFORMANCE TABLES, INCOPORATED BY REFERENCE TO EXHIBIT 15.1 ON FORM 1-A POS (FILE NO. 024-10730) ON NOVEMBER 27, 2018.

* Exhibits filed herein.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.

By:	/s/ Daniel Shaeffer
Daniel Shaeffer, Chief Executive Officer

By:	/s/ Susan Hallenberg
Susan Hallenberg, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Dated: September 27, 2019